Exhibit 1

Oi Signs Memorandum of Understanding for the Merger of Activities with Portugal Telecom

On October 2, 2013, Oi released a Material Fact stating that Oi, Portugal Telecom SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“OnGoing”) had signed a memorandum of understanding which established the basis and principles that will govern the negotiations of a potential transaction involving Portugal Telecom, Oi and some of their controlling shareholders to form a combined entity (“CorpCo”), with the intention of consolidating the industrial alliance between Oi and Portugal Telecom.

CorpCo, which may be Telemar Participaçõs S.A. (“TmarPart”) or another company established for this purpose, will unite the shareholders of Oi, Portugal Telecom and TmarPart and combine the businesses and operations carried out by Oi in Brazil and Portugal Telecom in Portugal and Africa. Bringing together the businesses of Portugal Telecom and Oi will result in the creation of a multinational telecommunications operator, with operations covering countries with a total population of approximately 260 million and more than 100 million customers. The transaction will consolidate the leadership positions held by the two companies in the Brazilian and Portuguese markets. The combination of the two groups will aim to achieve significant economies of scale, maximize operational synergies and create value for their shareholders, customers and employees.

The closing of the various steps that are part of the transaction are conditioned upon each other, with the principal steps including:

(a) A capital increase of Oi of at least R$13.1 billion, with the goal of reaching R$14.1 billion, to be carried out through the public issuance of common and preferred Oi shares, of which at least R$7.0 billion will be paid in cash, with a goal of reaching R$8.0 billion, and approximately R$6.1 billion of which will be paid by Portugal Telecom, at the same price per share, through the contribution of assets of Portugal Telecom;

(b) The capitalization of AG, LF and TmarPart with the funds needed to repay their existing indebtedness;

(c) A Corporate Reorganization involving PASA, AG, EDSP75, LF, Bratel Brasil and TmarPart, with the intention of simplifying their corporate structure. After this step, TmarPart will only hold shares of Oi, directly or through Valverde Participações S.A., and will not have any indebtedness or will have cash or cash equivalents equal to the amount of its indebtedness;

(d) The listing of the CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA and the termination of the shareholder agreements of AG, LF and TmarPart;

(e) The merger of Oi’s shares into CorpCo, resulting in Oi’s becoming a wholly-owned subsidiary of CorpCo. Each Oi common share will be exchanged for one CorpCo share and each Oi preferred share will be exchanged for 0.9211 shares of CorpCo. The proposed exchange ratios were established based on the market prices of Oi’s common and preferred shares over a period of 30 days prior to the date of the Material Fact which announced the transaction and considering the direct and indirect participation that the companies involved in the transaction have in Oi, assuming that these companies will not have any assets or liabilities, or they will have sufficient cash or cash equivalents to fully repay their indebtedness;

(f) The merger of Portugal Telecom into CorpCo. At the time of its merger into CorpCo, other than the CorpCo shares that it holds, Portugal Telecom will not have any other assets or material liabilities, or it will have sufficient cash or cash equivalents to fully repay its indebtedness;

(g) As a result of the steps cited above, the shareholders of Portugal Telecom will receive an aggregate number of CorpCo shares equal to the number of CorpCo shares held by Portugal Telecom immediately prior to the merger described in the previous item.

Upon completion of the transaction, the CorpCo shares are expected to be admitted for trading on the Novo Mercado segment of the BM&FBOVESPA, as well as on the NYSE Euronext Lisbon and the NYSE.

CorpCo will focus on operational excellence. A clear action plan has been prepared that is aimed at integrating the areas with potential for improvements in efficiency, including the identification of teams to capture synergies and respond to the current operational challenges.

At the time the transaction was announced, the companies involved in the transaction notified the market that based on the financial data reported by Portugal Telecom and Oi for fiscal year 2012, the pro-forma revenue of CorpCo would reach R$37.5 billion, with an EBITDA of R$12.8 billion and an operating cash flow of R$4.2 billion. On a pro forma basis, giving effect to Oi’s estimated capital increase of R$8.0 billion, CorpCo’s net debt on June 30, 2013 would have been R$41.2 billion.

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